MISSION NEW ENERGY LIMITED

(ACN: 117 065 719)

ONE MISSION : ONE FUEL : BIOFUEL

Unit 4, 97 Hector Street West,
Osborne Park WA 6017

Tel: +61(0)8 – 9445 1006
Fax: +61(0)8 – 9204 2383
E-mail: invest@missionnewenergy.com

29th February 2011

Company Announcements Office
Australian Securities Exchange
Exchange Centre
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Appendix 4D

Mission New Energy Limited' Appendix 4D for the half year ended 31 December 2011 is attached.

For and on behalf of
MISSION NEW ENERGY LIMITED

Guy Burnett
Company Secretary

Half – Year Financial Report of Mission New Energy Limited for the period Ended 31 December 2011

ABN 63 117 065 719

This Half Year Financial Report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.2A.3

Current Reporting Period:	31 December 2011
Previous Corresponding Period:	31 December 2010

Source Reference: ASX Append 4D.1, ASX listing Rules 4.2A.3

Mission New Energy Limited
ABN: 63 117 065 719

Results for Announcement To The Market
For the Half Year Ended 31 December 2011

Revenue and Net Profit/ (Loss)

			Percentage Change (%)	Amount $'000
ASX Append 4D 2.1	Revenue from ordinary activities	up	254	20,322
ASX Append 4D 2.2	Profit/ (loss) from ordinary activities after tax attributable to members	up	127	3,760
ASX Append $D 2.3	Net profit/ (loss) attributable to members	up	127	3,760

Dividends (Distributions)

		Amount per Security	**Franked amount per Security**
ASX Append 4D 2.4	Final dividend	Nil	Nil
ASX Append 4D 2.4	Interim dividend	Nil	Nil
ASX Append 4D 2.5	Record date for determining entitlements to the dividend:	N/A	N/A

Brief explanation of Revenue, Net Profit/ (Loss) and Dividends (Distributions)

ASX Append 4D 2.6

Included in the $20.3 million revenue for the six months to 31 December 2011 is the recognition of a gain of $10.3 million from the buyback of the Company's 2012 convertible note.

This gain is the primary driver for the net profit to 31 December 2011 of $3.76 million.

In addition, the biodiesel segment experienced increased revenues from increased product sales volumes in the six months to 31 December 2011 compared to the six months to 31 December 2010.

Additional Disclosures
Required for Appendix 4D

Source Reference

1. Net Tangible Assets per Security

		31.12.2011 $ per share	31.12.2010 $ per share
ASX Append 4D.3	Net tangible assets per security	(3.13)	(7.85)[1]

2. Details Relating to Dividends (Distributions)

ASX Append 4D.5

The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.

Source Reference

3. Information on Audit or Review

ASX Append 4D.9

This half year report is based on accounts to which one of the following applies.

	The accounts have been audited	X	The accounts have been subject to review
	The accounts are in the process of being audited or subject to review		The accounts have not yet been audited or reviewed

ASX Append 4D.9

Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.

Not applicable

ASX Append 4D.9

Description of dispute or qualification if the accounts have been audited or subjected to review.

Not applicable

[1] Adjusted to take into account the 50:1 share consolidation undertaken in 2011.

Mission NewEnergy Limited

One Mission : One Energy : NewEnergy

Interim Financial Report for the Half Year ended

31 December 2011

Table of Contents

Directors' report

The Directors present their report together with the consolidated interim financial report for the six months, ended 31 December 2011 and the review report thereon.

Directors

The directors of the Company at anytime during or since the end of the interim period are:

Name	Period of directorship
Non-executive	
Mr Dario Amara (Chairman)	Chairman since 31 March 2006
Admiral (Ret) Tan Sri Dato' Seri Mohd Anwar bin Haji Mohd Nor) (Non-executive Director)	Director since 25 June 2009
Datuk Zain Yusuf (Non-executive Director)	Director since 24 January 2006
Mr Arun Bhatnagar (Non-executive Director)	Director since 25 June 2009
Mr Peter Torre (Non-executive Director)	Director since 29 September 2010
Executive	
Mr Nathan Mahalingam (Group Chief Executive Officer)	Director since 17 November 2005
Mr Guy Burnett (Chief Financial Officer)	Director since 6 April 2009

Review of operations

Summary of results

Revenue for the consolidated group amounted to $20,322,331 (2010: $$5,741,217). EBIDTA profit of the consolidated group amounted to $6,541,547 (2010: $9,160,063 loss) and the net profit of the consolidated group, after providing for interest, impairment, depreciation, amortisation and income tax amounted to $3,760,258 (2010: $14,073,671 loss).

The analysis below illustrates the cash used in operations by the group in the six months to 31 December 2011.

	A$'000
Net Profit for the period	**3,760**
Add: Non-cash items	
Share based Payment	324
Depreciation and amortisation	254
Impairment of property, plant and equipment	790
Impairment of Inventories	45
Provision for impairment of receivables	2,008
Change in fair value of biological assets	(1,479)
Finance costs (non-cash)	669
Change in working capital	(10,627)
Effective cash used in operations for the six months to December 2011	**(4,256)**

Dividends Paid or Recommended

No dividends have been paid or declared for payment.

Review of Operations

Biodiesel Refining Segment

During the period up until 31 December 2011, Mission was pleased to announce the following key milestones achieved.

- The commencement of sales of biodiesel into the Malaysian biodiesel mandate. The mandate obligates all oil majors in Malaysia to reach a 5% biodiesel blend for the central region of Malaysia. This ramp up period will allow the supply chains to be finalized and optimize logistics. The Malaysian government has again confirmed its intention to roll out the mandate throughout Malaysia.
- An in-house developed improved palm oil supply chain process called "Mission g-Palm" that maximizes green house gas savings when producing g-Palm Biodiesel. Mission has petitioned the U.S. Environmental Protection Agency (EPA) for approval to sell the enhanced g-Palm oil based biodiesel into the USA.
- The completion of the contract to supply ISCC sustainability certified product after successful deliveries in May, June and July 2011.

Jatropha Feedstock Segment

During the period up to 31 December 2011, Mission was pleased to announce the following key milestones achieved:

- The receipt of the International Sustainability and Carbon Certification (ISCC) for its Jatropha contract farming model in India. As part of this pilot certification process, a selection of Mission's Jatropha contract farmers in India underwent intensive audits to evaluate the sustainability of their farming practices and processes, as well as traceability of product produced within the supply chain. With this pilot certification Mission can continue to obtain certification for its entire contract farming operation.
- The material completion of its 2011 Jatropha tree planting season, adding 40,264 new acres and 14,331 new Jatropha contract farmers.
- The planting of high yielding Jatropha varieties this season from third parties on a trial basis.

Wind farm business

The two wind mills owned by the Company of 1.65 MW each generated and sold under a Power Purchase Agreement 4,051,555 kwh during the six months to 31 December 2011.

Corporate

During the period under review Mission announced the following key matters at a Corporate Level:

- The completion of the settlement of all outstanding Series One convertible notes for a cash payment of A$5 million. The Series One convertible notes represented a $15 million liability due in May 2012.

- The receipt of a letter dated September 20, 2011 from The Nasdaq Stock Market ("Nasdaq") indicating that Mission is not in compliance with the minimum Market Value of Listed Securities ("MVLS") on the Nasdaq Global Market because Mission's MVLS is below The Nasdaq Global Market minimum requirement of $50,000,000. Mission has been provided until March 19, 2012, to regain compliance, which will be gained if at any time before March 19, 2012, Mission's MVLS closes at $50,000,000 or more for a minimum of ten consecutive business days. If Mission does not regain compliance by March 19, 2012, Nasdaq will provide written notification to Mission that Mission's common stock will be subject to possible delisting. At that time, Mission may appeal Nasdaq's delisting determination to a Nasdaq Listing Qualifications Panel. Mission may then consider applying for a transfer to the Nasdaq Capital Market (with a reduced MVLS), provided it satisfies the requirements for continued listing on that market.

Financial Position

The Group had a profit for the six months ended 31 December 2011 of $3.8 million (2010: $14.1 million loss), a current assets less current liability surplus of $11.01 million (30 June 2011: $7.2 million) and a net asset deficiency of $27.03 million (30 June 2011: $29.7 million) at balance date. The net asset deficiency is primarily as a result of the impairment of refinery assets during the financial year ended 30 June 2010. The Groups net cash used in operating activities for the six months ended 31 December 2011 was $4.3 million (2010: 5.6 million). These factors indicate substantial doubt exists about the group's ability to continue as a going concern basis. Management's plans with regard to this uncertainty are outlined below.

Management evaluated this uncertainty using detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business, cash on hand at 31 December 2011, the impacts of the investment into Indonesia (for details, refer to note 16) and the ongoing receivable collection associated with historic sapling sales and biodiesel sales. At the date of this report, the Board is exploring an opportunity to defer the payment of capital commitments (refer to note 11) of around A$4.0 million.

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon its ability to collect amounts owing under its receivables, defer the capital commitment relating to the second biodiesel plant or raise further debt or equity to meet the Groups commitments. Directors are advancing negotiations to secure debt or equity, but at the date of this report, no such funding has been agreed. Notwithstanding the matters mentioned above, the Directors believe that i) the Group will be successful in the matters discussed above which will provide the Group with sufficient financial resources to meet its committed financial liabilities and ii) the Group will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should management's plans as described above not be successful, cash flows and liquidity will continue to be materially adversely affected.

Subsequent Events

The following significant events have occurred since 1 January 2012 to the date of this report:

- On 24 January 2012, Mission completed and shipped the January maiden production run of biodiesel pursuant to the contract secured with a global oil major announced on August 18, 2011. The six-month contract was expected to generate over US$40 million in revenue, with pricing structured on a feedstock cost plus basis. On 24 January 2012, Mission also announced that it has secured a US$10 million trade loan facility specifically to fund the ongoing production of biodiesel pursuant to the contract. Under the terms of the trade loan, Mission has placed the ownership of its 100,000 tpa refinery as collateral. On 14 February 2012 and again on 27 February 2012, Mission downgraded the revenue forecast from the Biodiesel contract with the Global Oil Major. The six month contract which commenced in January 2012 was expected to generate revenue of around US$40 million, However, under the contract the customer has the option to cancel monthly shipments and opt to pay Mission a fixed fee per cancelled shipment instead. The customer, citing availability of cheaper supplies from elsewhere, advised Mission to cancel the March to June shipments thereby reducing expected revenue by about $28 million based on current prices. Mission has shipped the January and February load, which completes the contract.
- On 27 January 2012, Mission commenced a detailed review of its operations in-light of its current cash position and visibility on its Jatropha operations. During January 2012, the feedstock segment materially completed the 2011 Jatropha harvest season which was significantly lower than Company expectations. The Company believes that the lower than expected harvest season is a result of historically planting wild seed varieties which have large yield variability in its early years of growth before the trees mature. The Company expects maturity to be achieved in the seventh year of planting. On average, the Company's current acreage is less than 3 years old. Based on this, the Company is re-evaluating its productive acreage and yield expectations. The Company expects that both productive acreage and yield estimates will be materially down-graded and awaits the completion of the 2012 harvest season in December 2012 to provide further clarity. The Company has decided not to undertake further planting of Jatropha until yield from existing acreage is determined. In response to this the Company is undertaking structural changes to the business
- On 20 February Mission announced an intention to invest in an Indonesian palm oil joint venture (JV) project. The JV project is anticipated to be built at an estimated cost of US$200 million and will require successfully arranging approximately US$140 million in debt and US$60 million in equity, before construction begins. To start with, Mission will invest approximately US$3 million to acquire the stake and fund the initial operations of the JV. Once fully funded, it is anticipated that the project would be implemented over approximately 3 years.
- On 22 February some of the series two convertible note holders exercised their right to convert 198,885 convertible notes into 795,540 ordinary shares. This effectively reduces Missions non-current liabilities by $12.9 million.

Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this Financial Report.

Lead auditor's independence declaration

The lead auditor's independence declaration is set out on page 7 and forms part of the directors' report for the six months ended 31 December 2011.

Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Perth this 29th day of February 2012.

Signed in accordance with a resolution of the directors:

Mr Nathan Mahalingam
Managing Director

Grant Thornton Audit Pty Ltd
ABN 94 269 609 023

10 Kings Park Road
West Perth WA 6005
PO Box 570
West Perth WA 6872

T +61 8 9480 2000
F +61 8 9322 7787
E info.wa@au.gt.com
W www.grantthornton.com.au

Auditor's Independence Declaration
To The Directors of Mission NewEnergy Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Mission NewEnergy Limited for the half-year ended 31 December 2011, I declare that, to the best of my knowledge and belief, there have been:

a no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b no contraventions of any applicable code of professional conduct in relation to the review.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

M J Hillgrove
Partner - Audit & Assurance

Perth, 29 February 2012

Consolidated interim statement of comprehensive income

For the six month ended on 31 December 2011

	Note	31.12.2011 $'000	31.12.2010 $'000
Continuing operations			
Sale of goods		8,263	4,752
Other revenue	6	12,059	989
Total revenue		20,322	5,741
Cost of goods sold		(7,654)	(4,728)
Hedging Cost		-	(22)
Employee benefits expense		(2,033)	(1,927)
Share based payments expense		(324)	(2,740)
Net foreign exchange (loss)/ gain		171	(1,611)
Provision for impairment of receivables		(2,008)	(1,616)
Travel expenses		(357)	(443)
Shareholder expenses		(68)	(91)
Consultants expenses		(122)	(231)
Other expenses from ordinary activities		(1,177)	(1,301)
Rental expenses		(98)	(87)
Research and development expense		(65)	(104)
Earnings before interest, tax, depreciation and amortisation and impairment		6,587	(9,160)
Depreciation and amortisation		(254)	(241)
Impairment of Inventories		(45)	-
Impairment of property, plant and equipment		(790)	(1,973)
Finance costs		(1,734)	(2,695)
Profit / (Loss) from continuing operations before income tax		3,764	(14,069)
Income tax (expense)/benefit		(4)	(4)
Net Profit (loss) for the period		3,760	(14,073)
Attributable to:			
Members of the parent		3,760	(14,073)

Consolidated interim statement of comprehensive income (contd.)

As at 31 December 2011

	Note	31.12.2011 $'000	31.12.2010 $'000
Profit / (Loss) for the period		3,760	(14,073)
Other comprehensive income			
Exchange differences on translating foreign operations		(343)	(1,873)
Cash flow hedge reserve		(157)	-
Other comprehensive (loss)/income for the period net of tax		**(500)**	**(1,873)**
Total comprehensive (loss)/income for the period		3,260	(15,946)
Attributable to owners of the parent		**3,260**	**(15,946)**
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:			
Basic earnings/(loss) per share (dollars)	7	0.44	(2.51)
Diluted earnings/(loss) per share (dollars)	7	0.43	(2.51)

The accompanying condensed notes form part of this financial report

Consolidated interim statement of financial position

As at 31 December 2011

	Note	31.12.2011 $'000	30.6.2011 $'000
CURRENT ASSETS			
Cash and cash equivalents		5,750	15,761
Trade and other receivables		2,174	6,583
Biological assets		-	88
Inventories		6,486	6,242
Other financial assets		544	178
Other assets		169	354
Current tax assets		32	30
Total current assets		15,155	29,236
NON-CURRENT ASSETS			
Property, plant and equipment		5,603	6,660
Other assets		745	702
Total non-current assets		6,348	7,362
TOTAL ASSETS		21,503	36,598
CURRENT LIABILITIES			
Trade and other payables		3,479	7,059
Financial liabilities	12	440	14,907
Other Financial Liabilities		118	-
Short-term provisions		106	93
Total current liabilities		4,143	22,059
NON-CURRENT LIABILITIES			
Financial liabilities	12	44,388	44,287
Total non-current liabilities		44,388	44,287
TOTAL LIABILITIES		48,531	66,346
NET ASSETS (DEFICIT)/SURPLUS		(27,028)	(29,748)

	Note	31.12.2011 $'000	30.6.2011 $'000
EQUITY			
Issued capital	8	96,974	96,801
Reserves		6,485	9,171
Accumulated losses		(130,487)	(135,720)
TOTAL EQUITY DEFICIENCY		(27,028)	(29,748)

The accompanying condensed notes form part of this financial report

Consolidated interim statement of changes in equity

For the six month ended 31 December 2011

Consolidated Group	Ordinary Share Capital	Accumulated losses	Share Based Payment Reserve	Foreign Currency Translation	Convertible Notes Reserve	Cash flow hedge reserve	Total
	$' 000	$' 000	$' 000	$' 000	$' 000	$' 000	$' 000
1 July 2011	96,801	(135,720)	4,868	(1,673)	5,937	39	(29,748)
Proceeds from the Issue of New Shares (Net of Cost)	173	-	-	-	-		173
Pro-rata expense for options and performance shares	-	-	68	-	-		68
Settlement of Convertible Note Series 1		1,473			(2,254)		(781)
Profit (loss) attributable to members of parent entity	-	3,760	-	-	-		3,760
Total other comprehensive income/(loss) for the period	-	-	-	(343)	-	(157)	(500)
31 December 2011	**96,974**	**(130,487)**	**4,936**	**(2,016)**	**3,683**	**(118)**	**(27,028)**

Consolidated interim statement of changes in equity

For the six month ended 31 December 2010

Consolidated Group	Ordinary Share Capital	Accumulated losses	Share Based Payment Reserve	Foreign Currency Translation	Convertible Notes Reserve	Cash flow hedge reserve	Minority Interests	Total
	$' 000	$' 000	$' 000	$' 000	$' 000	$' 000	$' 000	$' 000
1 July 2010	76,634	(117,259)	1,541	244	9,146	-	6	(29,688)
Proceeds from the Issue of New Shares (Net of Cost)	(166)	-	-	-	-	-	-	(166)
Pro-rata expense for options and performance shares	-	-	2,740	-	-	-	-	2,740
Profit (loss) attributable to members of parent entity	-	(14,073)	-	-	-	-	-	(14,073)
Total other comprehensive income/(loss) for the period	-	-	-	(1,873)	-	-	-	(1,873)
31 December 2010	**76,468**	**(131,332)**	**4,281**	**(1,629)**	**9,146**	-	**6**	**(43,060)**

The accompanying condensed notes form part of this financial report

Consolidated interim statement of cash flows

For the six month ended 31 December 2011

	Note	31.12.2011 $'000	31.12.2010 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		12,181	5,161
Payments to suppliers and employees		(15,526)	(9,299)
Interest received		209	47
Interest paid on convertible notes		(916)	(1,216)
Finance costs		(201)	(269)
Income tax paid		(3)	(8)
Net cash used in operating activities		**(4,256)**	**(5,584)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	11	(324)	(2,659)
Deposits placed as security for performance bond		(380)	(2)
Payments for (receipts from) investments in mutual funds		-	23
Net cash used in investing activities		**(704)**	(2,638)
CASH FLOWS FROM FINANCING ACTIVITIES			
(Costs)/proceeds from issues of shares, options (net of costs)		-	(166)
Repayment of borrowings	12	(5,240)	(273)
Net cash used in financing activities		**(5,240)**	**(439)**
NET INCREASE (DECREASE) IN CASH HELD		**(10,200)**	**(8,661)**
Cash at beginning of the financial year		15,761	17,155
Effects of exchange rate fluctuations of cash held in foreign currencies		189	(1,911)
CASH AND CASH EQUIVALENTS AT END OF PERIOD		**5,750**	**6,583**

The accompanying condensed notes form part of this financial report

Condensed notes to the consolidated interim financial statements

1. Nature of operations and general information

Mission New Energy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

- listed on the ASX and Nasdaq with its operations in Malaysia and India;
- that owns and operates a 100,000 tpa (approx. 30 million gallons p.a.) biodiesel plant at Kuantan in Malaysia producing biodiesel;
- that has commissioned it's 250,000 tpa (approx. 75 million gallons p.a.) biodiesel trans-esterification refinery which is adjacent to the 100,000 tpa plant and is in the process of handover of the 250,000 tpa refining complex from the EPCC contractor;
- that will initially use Crude Palm Oil (CPO) as the feedstock for its biodiesel plants in Malaysia;
- that is reviewing its upstream feedstock business in India, which uses a contract farming model to grow a plant called Jatropha Curcas. The seeds from this plant can be crushed to extract an inedible oil which can be used to make biodiesel;
- that will ultimately replace CPO with Jatropha Oil as its feedstock for its biodiesel plants;
- that owns and operates two wind energy turbines of 1.65 MW each in India which sell electricity to a Indian utility under a 13 year power purchase agreement;
- has entered into a joint venture agreement in Indonesia to pursue palm oil refining opportunities.

2. Basis of preparation

The condensed interim consolidated financial report of the Company as at and for the six months ended 31 December 2011 comprises the Company and its subsidiaries (together referred to as the "Group"), and have been prepared in accordance with AASB 134 *Interim Financial Reporting* and the Corporations Act 2001.

The financial statements have been prepared on a going concern basis. Please refer to note 5b for a discussion on going concern.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the Group as at and for the year ended 30 June 2011. The consolidated annual financial report of the Group as at and for the year ended 30 June 2011 is available upon request from the Company's registered office at Tempo Offices Unit B9, 431 Roberts Road, Subiaco WA 6008 or at www.missionnewenergy.com.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

This consolidated interim financial report was approved by the Board of Directors on the 29th February 2012.

3. Significant accounting policies

The accounting policies applied by the Group in this consolidated interim financial report are the same as those applied by the Group in its consolidated financial report as at and for the year ended 30 June 2011 and the interim consolidated financial statements as at 31 December 2010.

The accounting policies have been applied consistently throughout the Group for the purposes of preparation of these condensed consolidated interim financial statements.

The Group has adopted the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to their operations and effective for the current reporting period. Impacts of the new and revised Standards and amendments thereof and Interpretations effective for the current reporting period that are relevant to the Group include:

- AASB 124 'Related Party Disclosures' (2009), AASB 2009-12 'Amendments to Australian Accounting Standards'. Changes have been made to the requirements of the previous version of AASB 124 to Clarify the definition of a related party and include an explicit requirement to disclose commitments involving related parties.

- AASB 1054 'Australian Additional Disclosures', AASB 2011-1 'Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project' and AASB 2011-2 'Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project – Reduced Disclosure Requirements'. These standards are a consequence of Phase 1 of the joint Trans-Tasman Convergence project of the AASB and the Financial Reporting Standards Board (FRSB) of the New Zealand Institute of Chartered Accountants, harmonising Australian Accounting Standards and New Zealand equivalents to IFRSs (NZ IFRSs), with a focus on eliminating differences between the standards in each jurisdiction relating to for-profit entities.
- AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project. This amends a number of pronouncements as a result of the IASB's 2009-2010 cycle of annual improvements including:
  - Clarification of content of statement of changes in equity, financial disclosures and significant events.
  - Accounting policy changes relating to AASB 1 in year of adoption and amendments to deemed cost.
- AASB 2010-5 Amendments to Australian Accounting Standards. This standard amends a range of existing standards to reflect changes made to the text of International Financial Reporting Standards. They have no major impact on the requirements of the amended pronouncements.
- AASB 2010-6 'Amendments to Australian Accounting Standards – Disclosures on Transfers of Financial Assets' which makes amendments to AASB 7 'Financial Instruments: Disclosures' including additional disclosures to allow users of the financial statements to improve their understanding financial asset transfers and potential risks to the transferring entity.

4. Estimates

The preparation of interim financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates.

Except as described below, in preparing this consolidated interim financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the year ended 30 June 2011. During the six months ended 31 December 2011 management reassessed its estimates in respect of:

a. Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Goodwill

Goodwill was fully impaired at 30 June 2011.

Credit risk of receivables

Malaysian operations

Credit risk for sales in the refining operations is managed with the use of "Letters of Credit" for the majority of sales.

Indian Operations

Credit risk, to a carrying value of A$0.3 million (A$0.7 million at 30 June 2011) after providing for impairment and discounting charge, arising from sales of Jatropha Curcas saplings to contract farmers is managed through the following approach:

- The Company sells Jatropha Curcas saplings to various contract farmers in India. The contracts are concluded after a detailed review of the suitability of the contract farmer and the proposed land to be used for contract farming,

- The sales contract states that the balance owing is at call by the Company and that the Company has a 30 year agreement to buy back from the Contract Farmer the future harvest of oil seeds produced by the Jatropha trees. The Jatropha Curcas saplings have an estimated production life in excess of 30 years. Receivables are secured against these future contracted purchases of Jatropha Curcas seeds,
- Sales are made to a large number of geographically disbursed contract farmers, with each receivable being for a relatively low value (around A$250 per contract farmer, depending on the contract farming acreage),
- The Company has in place memoranda of understanding with a number of leading financial institutions in India who have agreed to finance the contract farmers to fund their upfront investment into the Jatropha saplings.
- These financial institutions have formulated specific schemes of financing for Jatropha farming,
- Disbursement of these loans to the farmers will enable them to repay the amounts owed to the Company.
- The Company assists the farmers in their interaction with the financial institutions for availing of loan facilities,
- In assessing the recoverability of sapling sales receivables, the following factors are taken into account;
  - actual recovery of receivables to date,
  - anticipated timing of future receipts, based on;
  - anticipated loan disbursal rates from the banks to the farmers, to enable the farmer to repay the receivable to Mission,
  - estimates of expected yields of oil seeds from the Jatropha Curcas saplings, and estimated mortality of Jatropha Curcas saplings.

Given the run rate of cash collections achieved during the calendar year to 31 December 2011 and the inherent challenges in assisting the farmers in their interaction with the banks, the Directors have re-assessed the estimate of when the Group's receivables will be settled by the farmers. Accordingly, at 31 December 2011, the Directors have classified $0.3 million as current and $NIL (30 June 2011: $NIL (after restatement)) of sapling sale receivables as non-current.

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

Numerous legislation hurdles, combined with high price of vegetable oil feedstock, relative to the price of mineral diesel, have resulted in the Board fully providing for an impairment of the refining assets at 30 June 2010 and 30 June 2011. The Board continuous to provide for impairment of the refineries until it can be demonstrated that carrying value of refineries can be realised.

This accounting write-off is in no way an indication that the plant cannot produce biodiesel under the required specifications.

In addition to the impairment at 30 June 2010 and 30 June 2011, further impairment has been provided at 31 December 2011 for capital additions during the period to a value of $0.790 million. This includes a further impairment ($0.09 million) of the windmills in India to reflect a change in the estimated value of future saleable carbon credits.

	December 2011	June 2011	December 2010
	$000	**$000**	**$000**
Impairment of refineries	693	2,046	1,711
Impairment of windmills	97	262	262
Total	**790**	**2,308**	**1,973**

b. Going Concern

The Group had a profit for the six months ended 31 December 2011 of $3.7 million (2010: $14.1 million loss), a current assets less current liability surplus of $11.01 million (30 June 2011: $7.2 million) and a net asset deficiency of $27.03 million (30 June 2011: $29.7 million) at balance date. The net asset deficiency is primarily as a result of the impairment of refinery assets during the financial year ended 30 June 2010. The Groups net cash used in operating activities for the six months ended 31 December 2011 was $4.3 million (2010: 5.6 million). These factors indicate that substantial doubt exists about the group's ability to continue as a going concern basis. Management's plans with regard to this uncertainty are outlined below.

Management evaluated this uncertainty using detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business, cash on hand at 31 December 2011, the impacts of the investment in Indonesia (for details, refer to note 16) and the ongoing receivable collection associated with historic sapling sales and biodiesel sales. At the date of this report, the Board is exploring an opportunity to defer the payment of capital commitments (refer to note 11) of around A$4.0 million.

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon its ability to collect amounts owing under its receivables, defer the capital commitment relating to the second biodiesel plant or raise further debt or equity to meet the Groups commitments. Directors are advancing negotiations to secure debt or equity, but at the date of this report, no such funding has been agreed. Notwithstanding the matters mentioned above, the Directors believe that i) the Group will be successful in the matters discussed above which will provide the Group with sufficient financial resources to meet its committed financial liabilities and ii) the Group will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should management's plans as described above not be successful, cash flows and liquidity will continue to be materially adversely affected.

5. Financial risk management

During the six month ended 31 December 2011 the Group has not changed its policy in respect of the hedging of foreign currency denominated items and other aspects of the Group's financial risk management objectives and policies are consistent with that disclosed in the consolidated financial report as at and for the year ended 30 June 2011.

6. Other revenue

	31.12.2011 $'000	31.12.2010 $'000
Gain on settlement of Series 1 Convertible Note	10,299[1]	-
Change in fair value of biological assets	1,479	778
Other	281	211
	12,059	989

[1] The gain on settlement of the series 1 convertible note is not deemed to be taxable.

7. Earnings per share

The calculation of the basic earnings per share is based on profits/(losses) attributable to ordinary shareholders divided by the weighted average number of shares in issue during the period.

The calculation of diluted earnings per share is based on the basic earnings/(loss) per share, adjusted to allow for the potential issue of shares, on the assumed conversion of all dilutive options and other dilutive potential ordinary shares.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

	31.12.2011 $'000	31.12.2010 $'000
Profit/(loss) after tax and earnings attributable to ordinary share holders	3,760	(14,073)
Weighted average number of shares (used for basic earnings per share)	8,621,811	5,598,323
Dilutive effect of options and performance shares	59,005	314,267
Diluted weighted average number of shares (used for diluted earnings per share)	8,680,816	5,912,590
Basic earnings per share – dollars	0.44	(2.51)
Diluted earnings per share – dollars	0.43	(2.51)

8. Share issues

During the six months to 31 December, the following shares were issued:

	Numbers	A$ 000 (net of issue costs)
At 30 June 2010	275,007,568	76,634
Issue of shares on exercise of performance rights	5,586,664	-
Costs incurred towards planned 2011 equity raise	-	(166)
At 31 December 2010	280,594,232	76,468
Issue of shares on exercise of performance rights	5,759,998	-
Total Number of shares before Conversion	286,354,230	76,468
Total Number of shares after conversion (50:1)	5,727,085	-
Rounding adjustments	94	-
Revised ordinary shares post share consolidation	5,727,179	
Share issue pursuant to Nasdaq listing – April 2011	2,785,000	20,333
Share issue from Conversion of Convertible Notes - 23 June 2011	80	-
Total Number of shares as on 30 June 2011	8,512,259	96,801
Issue of shares for consulting services provided	18,444	173
Issue of shares on exercise of performance rights	103,333	-
	8,634,036	96,974

At the 31st December 2011, 12,761 performance rights criteria had been met and were eligible for issue to certain key employees. They were not issued by the period end.

9. Segment report

For the six months ended 31 December 2011

	BIODIESEL REFINING		JATROPHA		POWER GENERATION		UNALLOCATED		CONSOLIDATED (CONTINUING OPERATIONS)	
	2011 Dec $'000	2010 Dec $'000	2011 Dec $'000	2010 Dec $'000	2011 Dec $'000	2010 Dec $'000	2011 Dec $'000	2010 Dec $'000	2011 Dec $'000	2010 Dec $'000
External sales	7,928	4,424	-	23	335	305	-	-	8,263	4,752
Other revenue	72	168	1,503	799	-	-	10,484	22	12,059	989
Total segment revenue	8,000	4,592	1,503	822	335	305	10,484	22	20,322	5,741
Segment result	(2,148)	(3,819)	(1,956)	(2,622)	111	(318)	7,757	(7,310)	3,764	(14,069)
Profit/(loss) from ordinary activities before income tax									3,764	(14,069)
	2011 Dec $'000	**2011 June $'000**	**2011 Dec $'000**	**2011 June $'000**	**2011 Dec $'000**	**2011 June $'000**	**2011 Dec $'000**	**2011 June $'000**	**2011 Dec $'000**	**2011 June $'000**
Segment assets	**13,911**	**23,875**	**1,800**	**2,017**	**1,984**	**2,379**	**3,807**	**8,327**	**21,503**	**36,598**

In identifying its operating segments, management generally follows the Group's service lines, which represent the main products and services provided by the Group. The adoption of AASB 8 has not affected the identified operating segments for the Group compared to recent annual financial statements.

Under AASB 8, reported segment profit is based on internal management reporting information that is regularly reviewed by the Board of Directors as the chief operating decision maker. The chief operating decision maker assesses segment profit and loss using a measure of operating profit. The measurement policies the Group uses for segment reporting under AASB 8 are the same as those used in its financial segments. In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment, which primarily applies to the Group's headquarters.

The Group operates three main business segments: Biodiesel refining, Jatropha feedstock and Power Generation. The activities undertaken by the Biodiesel refining section is to produce biodiesel from crude palm oil (CPO). The Jatropha feedstock segment utilises contract farming arrangements to grow Jatropha plantations in marginal land of rural Indian. The Power Generation segment relates to activities in the production and sale of electricity from two wind mills.

10. Typical Seasonality of operations

The groups Jatropha segment is subject to seasonal fluctuation in income and associated planting costs. The first year of growing and delivering Jatropha saplings to contract farmers in India generally follows the following agronomic cycle;

Jan Feb	Mar Apr May June	July Aug Sept Oct	Nov Dec
Procure seeds	Grow saplings in Missions nurseries, which are recognized as biological assets in Missions financial records	Delivery/sale of saplings to contract farmers. On the date of delivery, Mission derecognizes the biological asset (saplings) and recognizes a receivable on balance sheet.	Provide agronomy support to contract farmers and initiate bank loan process

The Group recognises the change in fair value revenue of the biological assets (Jatropha Curcas saplings) owned and held in Missions nurseries when the saplings are in the condition necessary to be uprooted and delivered to Missions contract farmers. Currently this occurs in June of each year. Hence the group recognises the biological assets on the statement of financial position with the corresponding entry recognised in other income. Therefore the group is currently likely to earn the majority of its revenue from this segment during the last financial quarter of each year. In future years this segment will earn revenue from the sale of Jatropha crude oil (JCO) and Jatropha seedcake. This will occur at various times of the year, depending on the availability of Jatropha seeds and demand for JCO and Jatropha seedcake.

11. Property, plant and equipment acquisitions and capital commitments

Acquisitions and disposals

During the six months ended 31 December 2011 the Group acquired assets with a cash cost of $324 thousand (six months ended 31 December 2010: $ 2.7 million), with $259 thousand being within the refining segment. Refining property, plant and equipment now total a written down value of $1.9 million.

Capital expenditure commitments

Capital expenditure commitments contracted for at 31 December 2011:

	$'000
Construction of second biodiesel plant in Malaysia	$ 4,111[2]
Other	$ 4
Total	$ 4,115

These commitments may become payable within the forthcoming twelve months and will be funded via either proceeds from existing cash reserves and/or additional financing raised by the Group. The Group is in discussions with the contractor who constructed the second refinery about final acceptance and handover of the plant and to defer the outstanding capital commitments.

A loan in the power generation segment is secured over two windmills and a property in India. The company secured a U.S Dollar 10 Million working capital facility in January 2012. Under the terms of this loan, the company has placed the ownership of its 100,000 tpa refinery as collateral.

[2] This value is net of late delivery charges and other costs the Group believes are eligible to offset against the completion payments of the second biodiesel plant and includes commitments for plant upgrades.

12. Financial Liabilities

The following loans and borrowings (non-current and current) were issued and repaid during the six months ended 31 December 2011:

	$ 000
Balance at 1 July 2011	**59,194**
New loans taken up	-
Amortisation of equity component of series 1 and 2 Convertible Notes	669
Equity component of series 1 Convertible Note cleared on settlement	2,255
Gain on equity component on settlement of series 1 Convertible Note	(1,473)
Gain on liability component on settlement of series 1 Convertible Note	(10,299)
Interest on loan	1,064
FX conversion	(278)
Repayments – capital (includes convertible note settlement)	(5,240)
Repayments – interest	(1,064)
Balance at 31 December 2011	**44,828**

Current	440
Non-current	44,388
Balance at 31 December 2011	**44,828**

13. Contingencies

The company has called upon a performance bond placed by the contractor who constructed the 100,000 tpa biodiesel plant, due to non-satisfactory performance. The performance bond and associated claims offset the final amount not paid. Both parties have agreed to the appointment of an arbitrator to resolve this matter.

A subsidiary within the group has been assessed for income tax with a provisional assessment raised, despite losses incurred within this subsidiary. Management disputes this assessment and is in discussion with the relevant income tax authorities seeking clarity on the basis of the assessment.

The parent company is not aware of any other material contingent liabilities or contingent assets as at 31 December 2011.

14. Related parties

Key management personnel receive compensation in the form of short-term employee benefits, post-employment benefits and share-based payments.

Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to others parties, unless otherwise stated. There were no related parties transaction during the six months ended 31 December 2011 other than a management fee levied by the holding company to eligible subsidiaries.

15. Dividend

No dividends have been paid or declared for payment during the six months ended 31 December 2011.

16. Subsequent Events

The following significant events have occurred since 1 January 2012 to the date of this report:

- On 24 January 2012, Mission completed and shipped the January maiden production run of biodiesel pursuant to the contract secured with a global oil major announced on August 18, 2011. The six-month contract was expected to generate over US$40 million in revenue, with pricing structured on a feedstock cost plus basis. On 24 January 2012, Mission also announced that it has secured a US$10 million trade loan facility specifically to fund the ongoing production of biodiesel pursuant to the contract. Under the terms of the trade loan, Mission has placed the ownership of its 100,000 tpa refinery as collateral. On 14 February 2012 and again on 27 February 2012, Mission downgraded the revenue forecast from the Biodiesel contract with the

Global Oil Major. The six month contract which commenced in January 2012 was expected to generate revenue of around US$40 million, However, under the contract the customer has the option to cancel monthly shipments and opt to pay Mission a fixed fee per cancelled shipment instead. The customer, citing availability of cheaper supplies from elsewhere, advised Mission to cancel the March to June shipments thereby reducing expected revenue by about $28 million based on current prices. Mission has shipped the January and February load, which completes the contract.

- On 27 January 2012, Mission commenced a detailed review of its operations in-light of its current cash position and visibility on its Jatropha operations. During January 2012, the feedstock segment materially completed the 2011 Jatropha harvest season which was significantly lower than Company expectations. The Company believes that the lower than expected harvest season is a result of historically planting wild seed varieties which have large yield variability in its early years of growth before the trees mature. The Company expects maturity to be achieved in the seventh year of planting. On average, the Company's current acreage is less than 3 years old. Based on this, the Company is re-evaluating its productive acreage and yield expectations. The company expects that both productive acreage and yield estimates will be materially down-graded and awaits the completion of the 2012 harvest season in December 2012 to provide further clarity. The company has decided not to undertake further planting of Jatropha until yield from existing acreage is determined. In response to this the Company is undertaking structural changes to the business
- On 20 February Mission announced an intention to invest in an Indonesian palm oil joint venture project. The JV project is anticipated to be built at an estimated cost of US$200 million and will require successfully arranging approximately US$140 million in debt and US$60 million in equity, before construction begins. To start with, Mission will invest approximately US$3 million to acquire the stake and fund the initial operations of the JV. Once fully funded, it is anticipated that the project would be implemented over approximately 3 years.
- On 22 February some of the series two convertible note holders exercised their right to convert 198,885 convertible notes into 795,540 ordinary shares. This effectively reduces Missions non-current liabilities by $12.9 million.

Directors' declaration

In the opinion of the directors of Mission New Energy Limited:

1. The financial statements and notes set out on pages 8 to 32 are in accordance with the Corporations Act 2001 including:

   (a) giving a true and fair view of the Group's financial position as at 31 December 2010 and of its performance for the six month period ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 29th day of February 2012.

Signed in accordance with a resolution of the directors:

____

Mr Nathan Mahalingam
Group Chief Executive Officer

Grant Thornton

Grant Thornton Audit Pty Ltd
ABN 94 269 609 023

10 Kings Park Road
West Perth WA 6005
PO Box 570
West Perth WA 6872

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Independent Auditor's Review Report
To the Members of Mission NewEnergy Limited

We have reviewed the accompanying half-year financial report of Mission NewEnergy Limited ("Company"), which comprises the consolidated financial statements being the statement of financial position as at 31 December 2011, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors' declaration of the consolidated entity, comprising both the Company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' responsibility for the half-year financial report

The directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the consolidated half-year financial report based on our review. We conducted our review in accordance with the Auditing Standard on Review Engagements ASRE 2410: Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the consolidated entity's financial position as at 31 December 2011 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Mission NewEnergy Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.

Grant Thornton

Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we complied with the independence requirements of the Corporations Act 2001.

Electronic presentation of reviewed financial report

This auditor's review report relates to the financial report of Mission NewEnergy Limited for the half-year ended 31 December 2011 included on Mission NewEnergy Limited's web site. The Company's directors are responsible for the integrity of Mission NewEnergy Limited's web site. We have not been engaged to report on the integrity of Mission NewEnergy Limited's web site. The auditor's review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications, they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mission NewEnergy Limited is not in accordance with the Corporations Act 2001, including:

a giving a true and fair view of the consolidated entity's financial position as at 31 December 2011 and of its performance for the half-year ended on that date; and

b complying with Accounting Standard AASB 134: Interim Financial Reporting and Corporations Regulations 2001.

Material uncertainty regarding continuation as a going concern

Without qualifying our conclusion, we draw attention to the consolidated interim statement of cash flows in the financial report which indicates that the consolidated entity incurred cash outflows of $10.2 million during the interim period ended 31 December 2011 and, as of that date, the consolidated entity's total liabilities exceeded its total assets by $27 million. These conditions, along with other matters as set forth in Note 4(b), indicate the existence of a material uncertainty which may cast significant doubt about the consolidated entity's ability to continue as a going concern.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

M J Hillgrove
Partner - Audit & Assurance

Perth, 29 February 2012